RECEIVED

2008 MAY 27 P 2:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

15th May 2008

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 14 May 2008 and Interim Report 2007/2008 in connection with the Company in duplicate for your files.

08002812

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

PROCESSED
MAY 29 2008
THOMSON REUTERS

5/28

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

Directors:
Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
LIANG Chong-Hou, David
LEUNG Chi-Kin, Stewart
CHENG Chi Kong, Adrian

Non-executive Directors:
Lord SANDBERG, Michael
YEUNG Ping-Leung, Howard*
Dr. CHA Mou-Sing, Payson, JP*
CHENG Kar-Shing, Peter
CHOW Kwai-Cheung
HO Hau-Hay, Hamilton*
LEE Luen-Wai, John, JP*
LIANG Cheung-Biu, Thomas
CHA Mou-Zing, Victor
(alternate director to Dr. CHA Mou-Sing, Payson)

* *Independent non-executive director*

Registered Office:
30th Floor,
New World Tower,
18 Queen's Road Central,
Hong Kong.

14 May 2008

To the shareholders and, for information purposes only, the holders of the outstanding share options of the Company

Dear Sir or Madam,

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 31 DECEMBER 2007

Particulars of the Interim Dividend

On 18 March 2008, the Directors of New World Development Company Limited (the "Company") announced an interim dividend for the six months ended 31 December 2007 ("the Interim Dividend") in scrip form equivalent to HK$0.18 per share with a cash option to shareholders on the register of members of the Company on 17 April 2008.

Accordingly, each shareholder has the choices of receiving in respect of the Interim Dividend:-

(a) an allotment of new shares with a nominal value of HK$1.00 each of the Company ("New Shares") credited as fully paid and having an aggregate market value (as defined below) equal to, save for adjustment for fractions, the total amount of Interim Dividend which such shareholder could elect to receive in cash in respect of HK$0.18 per share; or

(b) cash of HK$0.18 per share; or

(c) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted under (a) and (c) above, the market value of a New Share will be calculated as an amount equal to 97% of the average of the closing prices of one existing share of the Company on The Stock Exchange of Hong Kong Limited for the five trading days (on which such price is available) up to and including 12 June 2008 as follows:

$$\text{Number of New Shares to be received} = \begin{array}{l}\text{Number of existing}\\ \text{shares for which cash}\\ \text{election is not made}\end{array} \times \frac{\text{HK\$0.18}}{\begin{array}{l}\text{five trading days}\\ \text{average closing price}\end{array}} \times \frac{97}{100}$$

Consequently, it will not be possible to determine until after the close of business on 12 June 2008, the exact number of New Shares to which those shareholders electing to receive New Shares will be entitled.

An announcement setting out the basis of allotment of the New Shares will be made on 13 June 2008.

The number of New Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to New Shares under choices (a) and (c) above will not be issued and will be disregarded and the benefit thereof will accrue to the Company.

Stock Exchange Listing and Certificates

The shares of the Company are listed and dealt in on The Stock Exchange of Hong Kong Limited. No part of the Company's securities are listed or dealt in on any other stock exchange, nor is listing or permission to deal on any other exchange being or proposed to be sought.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the New Shares. It is expected that certificates for the New Shares and cheques for cash entitlements will be posted to shareholders at the risk of those entitled thereto on or before 16 July 2008. The New Shares when issued and allotted will not rank for the Interim Dividend but will rank pari passu in all other respects with the existing shares of the Company. Dealing of the New Shares on The Stock Exchange of Hong Kong Limited will commence on 18 July 2008 after despatch to shareholders of the certificates for the New Shares.

Form of Election

A form of election has been prepared and sent herewith for use by shareholders who wish to receive the Interim Dividend wholly in cash or partly in cash and partly by the issue of New Shares, or to make a permanent election to receive cash in lieu of any future dividend in scrip form.

Shareholders who wish to elect to receive all or part of the Interim Dividend in cash in lieu of allotment of New Shares must complete the form of election in accordance with the instructions printed thereon and return them to the Company's Share Registrars, Tricor Tengis Limited, 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong so as to arrive not later than 4:00 p.m. on Wednesday, 4 June 2008. No acknowledgment of receipt of the form of election will be issued. Those shareholders electing to receive New Shares will not know at the time of election the exact number of New Shares entitled by them and are therefore advised to refer to the announcement to be made on 13 June 2008 regarding the basis of allotment of the New Shares.

Shareholders who wish to receive the Interim Dividend wholly in form of New Shares should not complete the form of election.

No form of election will be sent to any shareholder who has made earlier a permanent election to receive cash in lieu of any future dividend in scrip form. Any such shareholder wishing to change his existing permanent election for cash and to elect to receive New Shares or partly New Shares and partly cash must give at least seven days' notice in writing before 4 June 2008 (i.e. on or before 28 May 2008) to Tricor Tengis Limited at the address stated above.

Overseas Shareholders

The form of election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia. After making enquiries with legal advisers in relevant jurisdictions regarding legal restrictions and regulatory requirements, the Company understands there are restrictions from inviting shareholders in those jurisdictions to receive the Interim Dividend in scrip form, either absolutely or unless local approval, registration or other requirements or formalities are complied with.

In particular, the Company has been advised by lawyers in Malaysia that based on their interpretation of the Capital Markets and Services Act 2007, the scrip dividend scheme would fall within the provisions of section 212 of the Capital Markets and Services Act 2007 and it would be necessary to comply with the requirements of section 212 of the Capital Markets and Services Act 2007 which necessitates the submission of the proposal to the Securities Commission of Malaysia for its approval, and registration of a prospectus with the Securities Commission of Malaysia.

In these circumstances, the Directors consider that it would be necessary or expedient for shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia not to be permitted to receive the Interim Dividend in scrip form. Such shareholders will receive the Interim Dividend wholly in cash. This document will be sent to those shareholders for information only.

All other shareholders with a registered address outside Hong Kong or otherwise resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the Interim Dividend in scrip form or if any governmental or other consent is required or other formalities need to be observed. No person resident in any territory outside Hong Kong and no person receiving in any territory outside Hong Kong a copy of this document and/or a form of election may treat the same as an invitation to him to subscribe shares unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

This document and the form of election will not be registered in Hong Kong or in any other jurisdiction.

The Directors have been advised by the relevant local legal advisors that in relation to shareholders who are resident in the provinces of British Columbia and Ontario, Canada (the "Canadian Shareholders"), securities obtained by Canadian Shareholders by way of scrip dividend will be restricted securities in Canada. Accordingly, Canadian Shareholders that intend to sell shares acquired in the scrip form of the Interim Dividend must: (i) effect the sale through an appropriately registered dealer or pursuant to an exemption from the dealer registration requirement under applicable provincial securities laws in Canada and (ii) satisfy the prospectus filing requirement under provincial securities laws in Canada or rely on an exemption from the same. Canadian Shareholders are advised to consult their own professional advisers as to whether to elect to receive the Interim Dividend in scrip form and in relation to future sale of any shares so acquired.

Shareholders having a registered address in the Philippines should note that exemption from the registration statement is claimed under the provision of Section 10.1(d) of the Philippine Securities Regulation Code. No confirmation has been obtained from the Philippine Securities and Exchange Commission that the scrip dividend scheme qualifies as an exempt transaction. ***THE SECURITIES BEING OFFERED OR SOLD HEREIN HAVE NOT BEEN REGISTERED WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE. ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.***

General

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder.

Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Dealings in the shares of the Company may be settled through the Central Clearing and Settlement System. Investors should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Expected timetable

Last day of receipt of form of election	Wednesday, 4 June 2008
Fix the market value of a New Share (5 trading days average)	Thursday, 5 June 2008 to Thursday, 12 June 2008
Publish an announcement setting out the basis of allotment of the New Shares	Friday, 13 June 2008
Dividend warrant and share certificate to all shareholders	Wednesday, 16 July 2008
Commencement of dealings in the New Shares	Friday, 18 July 2008

Yours faithfully,
Dr. CHENG KAR-SHUN, HENRY
Managing Director

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
此乃要件，請即處理

新世界發展有限公司
New World Development Company Limited

(Incorporated in Hong Kong with limited liability)
(於香港註冊成立之有限公司)
(Stock Code: 0017)
(股份代號：0017)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 31 DECEMBER 2007 OF HK$0.18 PER SHARE IN THE FORM OF SCRIP DIVIDEND WITH CASH OPTION
截至2007年12月31日止六個月之中期息每股0.18港元，會採取以股代息，惟股東可選擇收取現金

FORM OF ELECTION
選擇表格

IF YOU WISH TO RECEIVE ONLY SHARES, DO NOT COMPLETE THIS FORM
如欲全部收取股份者，不用填寫本表格

IF YOU WISH TO RECEIVE CASH IN LIEU OF THE PROPOSED ALLOTMENT OF SHARES EITHER IN WHOLE OR IN PART OR IF YOU WISH TO MAKE A PERMANENT ELECTION TO RECEIVE CASH IN LIEU OF SHARES IN FUTURE YOU MUST COMPLETE THIS FORM AND RETURN IT TO TRICOR TENGIS LIMITED, 26/F, TESBURY CENTRE, 28 QUEEN'S ROAD EAST, WAN CHAI, HONG KONG SO AS TO ARRIVE NOT LATER THAN 4:00 P.M. ON WEDNESDAY, 4 JUNE 2008.
如閣下欲全部或部份配發之股份選擇收取現金或如閣下欲於日後長期選擇收取現金，閣下最遲須於2008年6月4日星期三下午四時將表格填妥交回香港灣仔皇后大道東二十八號金鐘匯中心二十六樓卓佳登捷時有限公司。

THOSE SHAREHOLDERS ELECTING TO RECEIVE NEW SHARES WILL NOT KNOW AT THE TIME OF ELECTION THE EXACT NUMBER OF NEW SHARES ENTITLED BY THEM AND ARE THEREFORE ADVISED TO REFER TO THE ANNOUNCEMENT TO BE MADE ON 13 JUNE 2008 REGARDING THE BASIS OF ALLOTMENT OF THE NEW SHARES.
選擇收取新股之股東於作出選擇時將不會知道應獲發給新股之確實數目，因此，股東應參照於2008年6月13日發出有關新股配發基準之通告。

BOX A 甲欄	NAME(S) AND ADDRESS OF SHAREHOLDER(S) 股東姓名及地址

BOX B 乙欄	REGISTERED SHAREHOLDING ON 17 APRIL 2008 在2008年4月17日登記持有之股數	

ELECTION FOR CASH (INTERIM DIVIDEND ONLY)
只就中期息選擇收取現金

IF YOU ELECT FOR PAYMENT IN CASH OF HK$0.18 PER SHARE IN LIEU OF SHARES FOR THE INTERIM DIVIDEND FOR THE WHOLE OR PART OF YOUR REGISTERED SHAREHOLDING, YOU MUST INSERT IN BOX C THE NUMBER OF SHARES IN RESPECT OF WHICH THE DIVIDEND IS TO BE PAID IN CASH.
如擬就名下之全部或部份股份選擇收取現金每股0.18港元，代替以股份配發之中期息，請在丙欄內填上選擇收取現金之股數。

BOX C 丙欄	NUMBER OF SHARES ON WHICH INTERIM DIVIDEND TO BE PAID IN CASH 選擇收取現金中期息之股數	

NOTE: IF YOU DO NOT SPECIFY THE NUMBER OF SHARES IN RESPECT OF WHICH YOU WISH TO RECEIVE CASH OR IF YOU ELECT TO RECEIVE CASH IN RESPECT OF A GREATER NUMBER OF SHARES THAN YOUR REGISTERED HOLDING, THEN IN EITHER CASE, YOU WILL BE DEEMED TO HAVE EXERCISED YOUR ELECTION IN RESPECT OF ALL THE SHARES REGISTERED IN YOUR NAME(S).
附註：如未有註明意欲收取現金之股數，或如所註明選擇收取現金之股數較登記在名下者為多，則在此兩種情形下，閣下將被視為已就名下全部股份選擇收取現金論。

PERMANENT ELECTION FOR CASH
長期選擇收取現金

IF YOU PERMANENTLY ELECT TO RECEIVE CASH IN LIEU OF SHARES IN RESPECT OF THE INTERIM DIVIDEND AND ALL FUTURE DIVIDENDS FOR THE WHOLE OF YOUR REGISTERED SHAREHOLDING, PLEASE WRITE "YES" IN BOX D.
如擬就名下之全部股份之中期息及日後全部股息長期選擇收取現金，則請在丁欄內填寫「是」字。

BOX D 丁欄	PERMANENT ELECTION FOR CASH 長期選擇收取現金	

NOTE: IF YOU WISH TO ELECT TO RECEIVE PART ONLY OF THIS INTERIM DIVIDEND IN CASH YOU CANNOT MAKE A PERMANENT ELECTION. A PERMANENT ELECTION CANNOT BE MADE IN RESPECT OF PART OF YOUR SHAREHOLDING. IF A PERMANENT ELECTION IS MADE YOU WILL NOT RECEIVE NOTICE OF ANY FUTURE RIGHT OF ELECTION NOR A FORM OF ELECTION. A PERMANENT ELECTION CAN BE REVOKED AT ANY TIME BY SEVEN DAYS (INCLUDING BUSINESS AND NON-BUSINESS DAY) WRITTEN NOTICE TO TRICOR TENGIS LIMITED.
附註：如閣下只就此項中期息其中部份選擇收取現金，則不能作出長期收取現金之選擇。股東如欲長期選擇收取現金，則必須就其全部股份作出此項選擇。股東如長期選擇收取現金，則日後將不會再獲通知選擇權，同時亦不會再獲寄予選擇表格。所作出之長期選擇可隨時由股東向卓佳登捷時有限公司發出七天（包括營業日及非營業日）書面通知後予以撤回。

THIS FORM IS FOR THE USE ONLY OF THE SHAREHOLDER(S) NAMED IN BOX A. NO ACKNOWLEDGEMENT OF RECEIPT OF THIS FORM WILL BE ISSUED.
本表格只供甲欄所指定之股東使用。本公司不會就收到本表格一事發給收據。

SHARE CERTIFICATES AND/OR CHEQUES FOR THE CASH ENTITLEMENT WILL BE SENT BY ORDINARY POST ON OR BEFORE 16 JULY 2008 TO THE SHAREHOLDER(S) AT THEIR RISK TO THE ADDRESS ABOVE OR, IN THE CASE OF CHEQUES, IN ACCORDANCE WITH STANDING INSTRUCTIONS (IF ANY).
股票及（或）現金股息付款支票將以普通郵遞之方式按上文所註明之地址於2008年7月16日或以前寄予股東，如有郵誤，由股東承擔責任。付款支票將按股東所發出之任何經常性指示寄予股東。

PLEASE SIGN BELOW IF YOU ELECT FOR CASH IN LIEU OF SHARES FOR THE INTERIM DIVIDEND OR PERMANENTLY ELECT FOR CASH IN LIEU OF SHARES FOR THE INTERIM DIVIDEND AND ALL FUTURE DIVIDENDS.
如擬就中期息選擇收取現金，或如擬就中期息及日後一切股息長期選擇收取現金，則請在下文簽署。 DATE日期：..............................

(1) .... (2) .... (3) .... (4) ....

(USUAL SIGNATURE(S)) 慣用簽名式

TEL. NO. 電話號碼	

NOTES: (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN. 所有聯名持有人均須簽署。
附註：(ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED ON ITS BEHALF BY A DULY AUTHORISED OFFICIAL, WHOSE OFFICE SHOULD BE STATED. 股東如屬有限公司，則表格須由正式授權人簽署，並須註明簽署人之職位。

END